EXHIBIT 99.1

Westport Fuel Systems Successfully Completes Initial Startup and Testing on Hydrogen-Fueled Internal Combustion Engine

  H2-HPDI early test results validate modelling, demonstrates HPDI has comparable efficiency to fuel cells in heavy-duty applications

VANCOUVER, British Columbia, March 10, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (TSX | Nasdaq: WPRT), a global leader in alternative fuel, low-emissions transportation technologies, is pleased to announce successful startup and initial trials of a heavy-duty internal combustion engine running on hydrogen (H2) fuel, using its patented and proprietary High Pressure Direct Injection (HPDI) 2.0™ System.

“We believe H2-HPDI could be extremely compelling, with near-zero greenhouse gas emissions and much lower cost than fuel cell vehicles or battery electric vehicles, particularly for heavy-duty trucking and other high-load applications like mining, marine and rail that have come to rely on the efficiency, power, durability and reliability of diesel engines,” said David Johnson, CEO of Westport Fuel Systems. “While there is more work to be done, our initial test results are encouraging and a testament to our team’s ongoing commitment to innovation. This demonstrates the inherent versatility of our HPDI system to utilize a range of gaseous fuels and provide a long-term carbon-reduction strategy. We are confident there is a larger opportunity to leverage our extensive expertise with gaseous fuel combustion and engine management systems.”

“We were able to commence running at full torque and at rated power within hours of successfully starting the first ever HPDI engine operating on hydrogen,” said Scott Baker, Westport Fuel Systems’ Vice President of Engineering. “Preliminary test results validate our combustion simulations, demonstrating the potential for hydrogen combustion and efficiency comparable to fuel cells in heavy-duty applications. The potential for OEMs and others to avoid new and significant investments that would be required to develop and manufacture fuel cells, electric motors and batteries that are associated with heavy-duty long haul fuel cell electric vehicle product proposals, while leveraging established supply chains, manufacturing investment and infrastructure and economies of scale, is incredibly exciting.”

Development is ongoing, with technical results to be reviewed at the upcoming Vienna Motor Symposium, which takes place April 29-30, 2021.

About Westport Fuel Systems
Westport Fuel Systems is driving innovation to power a cleaner tomorrow. The company is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Westport’s technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, the company serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Investor Inquiries:
Christine Marks
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com